Exhibit 99.1

CHAI-NA-TA CORP.

August 3, 2012

Dear Shareholder:

RE: FINAL DISTRIBUTION ON SHARES OF CHAI-NA-TA CORP.

At the Annual General and Special Meeting of Chai-Na-Ta Corp. (the “Corporation”) held on May 11, 2012, the shareholders of the Corporation voted in favour of a special resolution authorizing the liquidation and dissolution of the Corporation. On July 9, 2012, the Corporation filed a statement of intent to dissolve and received a certificate of intent to dissolve from Corporations Canada. The Corporation has now liquidated its assets and provided for its liabilities.

Following payment of the Corporation’s liabilities, Cdn$10,166,560 remains for distribution to shareholders of the Corporation. This results in a final distribution of Cdn$0.293 per common share, based on a total of 34,698,157 common shares outstanding.

The Corporation has appointed its transfer agent, Computershare Investor Services Inc. (“Computershare”), as its paying agent to distribute the final payment to shareholders and has paid Cdn$10,166,560 to Computershare for pro rata distribution to shareholders upon surrender of their share certificates.

If you are a registered shareholder, in order to receive any final distribution to which you may be entitled, you must duly complete the enclosed letter of transmittal and return it, together with the certificate(s) for your common shares of the Corporation, to Computershare in accordance with the instructions set out in the enclosed letter of transmittal.

If you hold your shares of the Corporation through a broker or other person, please contact that broker or other person for instructions.

Yours truly,
Chai-Na-Ta Corp.

“Wilman Wong”

Chief Executive Officer & Corporate Secretary